UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the three months ended March 31 2018

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2018.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884) and on April 10, 2017 (File No. 333-217238).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 20, 2018	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2018

General

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2018 and March 31, 2017.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2018	2017
Voyage charter revenues	152,834	134,084
Time charter revenues	11,536	37,505
Finance lease interest income	363	478
Other income	4,888	5,060
Total operating revenues	169,621	177,127

Voyage expenses and commissions	89,039	55,184

Voyage charter revenues increased in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 primarily due to:

•	an increase of $44.8 million due to the delivery of five VLCCs, six Suezmax and seven LR2/Aframax newbuildings between January 2017 and March 2018.

•	a increase of $19.2 million due to the delivery of two VLCCs, four Suezmax tankers and three LR2/Aframax tankers onto voyage charters between January 2017 and March 2018.

These factors were partially offset by:

•	a decrease of $24.6 million due to a decrease in market rates.

•	a decrease of $12.2 million due to the termination of the leases on three VLCCs between March 2017 and February 2018; and two Suezmax tankers in May 2017 and August 2017.

•	a decrease of $8.4 million due to the redelivery of two chartered-in VLCCs, two chartered-in LR2/Aframax tankers and three chartered-in MR tankers between January 2017 and March 2018.

Time charter revenues decreased in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 primarily due to:

•	a decrease of $20.4 million due to the delivery of two VLCCs, four Suezmax tankers and three LR2/Aframax tankers onto voyage charter as a result of the time charters coming to an end.

•	a decrease of $6.8 million due to a decrease in rates on new and renewed time charters.

•	a decrease of $0.6 million due to the redelivery of three chartered-in MR tankers.

These factors were partially offset by:

•	an increase of $1.7 million due to the delivery of five VLCCs, six Suezmax and seven LR2/Aframax newbuildings between January 2017 and March 2018.

Finance lease interest income in the three month period ended March 31, 2018 is related to the investment in finance lease for one VLCC, it has decreased due to the reduced balance of the lease receivable as a result of lease payments received.

Other income in the three month period ended March 31, 2018 primarily comprised of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The decrease in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 was primarily due to a reduction in newbuilding supervision fees earned, this was offset by an increase in commercial management income as a result of a loss booked on a profit share arrangement in the three month period ended March 31, 2017.

Voyage expenses and commissions increased in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 primarily due to:

•	an increase of $23.9 million due to the delivery of five VLCCs, six Suezmax and seven LR2/Aframax newbuildings between January 2017 and March 2018.

•	an increase of $13.5 million primarily due to an increase in bunker prices.

•	an increase of $7.5 million due to the delivery of two VLCCs, four Suezmax tankers and three LR2/Aframax tankers onto voyage charters between January 2017 and March 2018.

These factors were partially offset by:

•	a decrease of $7.2 million due to termination of leases for three VLCCs between March 2017 and February 2018; and two Suezmax tankers in May and August 2017.

•	a decrease of $3.8 million due to the redelivery of three chartered-in MR tankers and two Suezmax tankers and two VLCCs between January 2017 and March 2018.

Other operating gains (losses)

(in thousands of $)	2018	2017
(Loss) gain on lease termination	(5,819)	20,565
(Loss) gain on pool arrangements	(297)	—
Other operating (losses) gains	(6,116)	20,565

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The termination has reduced obligations under capital leases by $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

In the three month period ended March 31, 2018 a loss on pool arrangements of $0.3 million was recognized.

Contingent rental income

(in thousands of $)	2018	2017
Contingent rental income	6,695	3,769

Contingent rental income in the three months ended March 31, 2018 relates to the charter party contracts with Ship Finance and is due to the fact that the actual profit share arising in the first quarter of 2018 of zero (2017: $5.6 million), was $6.7m (2017: $3.8 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Ship operating expenses

(in thousands of $)	2018	2017
Ship operating expenses	34,733	30,624

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 primarily due to:

•	an increase of $8.3 million due to the delivery of five VLCCs, six Suezmax and seven LR2/Aframax newbuildings between January 2017 and March 2018.

•	an increase of approximately $1.2 million due to a decrease in supplier rebates.

These factors were partially offset by:

•	a decrease of $3.2 million due to the termination of the leases on three VLCCs between March 2017 and February 2018; and two Suezmax tankers in May 2017 and August 2017.

•	a decrease of $1.8 million in dry docking expenses relating to one VLCC in the three month period ended March 31, 2017; and no dry dockings in the three month period ended March 31, 2018.

Charter hire expenses

(in thousands of $)	2018	2017
Charter hire expenses	2,317	9,773

Charter hire expense decreased in the three month period ended March 31, 2018 as compared with the three month period ended March 31, 2017 primarily due to:

•	a decrease of $6.5 million relating to three MR tankers, two VLCCs, and two Suezmax tankers re-delivered between January 2017 and March 2018.

•	a decrease of $0.6 million relating to a reduction in the time charter rate for one VLCC from June 2017.

Administrative expenses

(in thousands of $)	2018	2017
Administrative expenses	9,548	8,568

Administrative expenses increased in three months ended March 31, 2018 as compared to the three months ended March 31, 2017 primarily due to an increase in newbuilding supervision expenses incurred in the management of contracts for related parties.

Depreciation

(in thousands of $)	2018	2017
Depreciation	31,791	35,280

Depreciation expense decreased in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 primarily due to:

•	a decrease of $6.7 million due to the termination of leases for two Suezmax tankers in May and August 2017; and three VLCCs between March 2017 and February 2018.

•	a decrease of $4.6 million due to impairment losses on eight VLCCs in December 2017.

These factors were offset by:

•	an increase of $7.8 million due to the delivery of five VLCC newbuildings, six Suezmax newbuildings and seven LR2/Aframax newbuildings between January 2017 and March 2018.

Interest income

(in thousands of $)	2018	2017
Interest income	140	126

Interest income for 2018 and 2017 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2018	2017
Interest expense	(21,602)	(15,024)

Interest expense increased in the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017 primarily due to:

•	an increase of $5.8 million as a result of additional borrowings relating to the delivery of 18 newbuildings between January 2017 and March 2018.

•	an increase of $2.9 million due to a reduction in interest capitalization as a result of the delivery of newbuildings since January 2017.

•	an increase of $0.2 million in amortization of deferred charges due to new loan facilities since January 2017.

These factors are partially offset by:

•	a decrease of $1.7 million in finance lease interest expense due to the termination of leases on three VLCCs in March 2017 to February 2018; and two Suezmax tankers in May and August 2017.

•	a decrease of $0.6 million in finance lease interest expense due to the amortisation of lease obligations since January 2017.

Unrealized loss on marketable securities

(in thousands of $)	2018	2017
Unrealized gain (loss) on marketable securities	(311)	—

On January 1, 2018, the Company adopted the targeted improvements to ASC 825 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized a mark to market loss of $0.3 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the first quarter of 2018.

Gain (loss) on derivatives

(in thousands of $)	2018	2017
Gain (loss) on derivatives	5,085	(178)

The gain on derivatives in the three months ended March 31, 2018 and the loss in the three months ended March 31, 2017 wholly relates to interest rate swap agreements.

Other non-operating items

(in thousands of $)	2018	2017
Other non-operating items	(44)	554

Other non-operating items are comprised primarily of bank charges and the amortization of deferred gains.

Net (income) loss attributable to non-controlling interest

(in thousands of $)	2018	2017
Net (income) loss attributable to non-controlling interest	(85)	(61)

Net income attributable to non-controlling interest in the three months ended March 31, 2018 and in the three months ended March 31, 2017, is attributable to the non-controlling interests in the results of Seateam.

Recent accounting pronouncements

See note 3 to the unaudited condensed consolidated interim financial statements for discussion of recent accounting pronouncements applicable to the Company.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in a business combination. That is, the Company determines the fair value of assets and liabilities of the reporting unit (including any unrecognized intangible assets excluding goodwill) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts determined for its assets and liabilities is the implied fair value of goodwill.

At March 31, 2018 the Company's share price had fallen by $0.16 from its December 31, 2017 share price such that the market capitalization of the company was below its net book value. As such the Company concluded that the requirement to complete the first step of the goodwill impairment analysis was triggered. The Company's market capitalization at March 31, 2018 was $752 million (based on a share price of $4.43) and the Company has calculated the fair value of the Company to be approximately $978 million, based on a control premium of 30%, compared to its carrying value of approximately $1,045 million. As the fair value of the Company was below the carrying value, the Company concluded that it was required to complete the second step of the goodwill impairment analysis. Under the second step of the goodwill impairment analysis the Company estimates that the fair value of the underlying assets and liabilities amount to approximately $788 million, which gives an implied fair value of goodwill of $189 million. As a result the implied fair value of goodwill is above the carrying value and therefore no impairment was recognized in the first quarter.

If our stock price declines, or if our control premium declines, without an equal decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease even further which could result in impairments of some or all of the $112.5 million of goodwill. A share price of $3.57 per share at the end of the first quarter would have resulted in the impairment of all of the carrying value of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. A one percentage point decrease in the control premium below that level would decrease the implied fair value of goodwill by $7.5 million based on the share price at March 31, 2018. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material effect on our consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding instalments, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of March 31, 2018, and December 31, 2017, we had cash and cash equivalents of $111.8 million, and $104.1 million, respectively. As of March 31, 2018, and December 31, 2017, we had restricted cash balances of $1.7 million, and $0.7 million, respectively. Restricted cash does not include cash balances of $80.4 million (December 2017: $74.0 million), which are required to be maintained by the financial covenants in our loan facilities. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining eight VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at March 31, 2018, the cash held by Frontline Shipping Limited of $2.1 million (December 31, 2017: $8.9 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.
Our medium and long-term liquidity requirements include payment of newbuilding instalments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.
As of March 31, 2018, the remaining commitments for our two VLCC newbuilding contracts amounted to $130.6 million, which is payable in 2018 ($75.0 million) and 2019 ($55.6 million). .
The Company drew down a further $50.0 million in the three months ended March 31, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019. Up to $135.0 million remains available and undrawn as at March 31, 2018.

Frontline has committed bank financing in place to partially finance delivery of the Company’s remaining newbuilding contracts.
Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2018.
Net cash provided by operating activities
Net cash provided by operating activities in the three months ended March 31, 2018 was $12.0 million compared with $79.8 million in the three months ended March 31, 2017. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent, or TCE rates earned by our vessels in periods subsequent to March 31, 2018, compared with the actual TCE rates achieved during the three months ended March 31, 2018, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2018 will be approximately $22,700, $18,500 and $16,300 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2017. These rates do not take into account capital expenditures and contingent rental expense.

Net cash used in investing activities
Net cash used in investing activities of $165.9 million in the three months ended March 31, 2018 comprised mainly of additions to newbuildings of $186.2 million, in respect of four newbuilding contracts, three of which were delivered during the period. This amount was partially offset by $17.8 million of proceeds received from the sale of the remaining 4.7 million shares of DHT and the receipt of $2.5 million of finance lease payments received in respect of the investment in finance lease.
Net cash provided by financing activities
Net cash provided by financing activities in the three months ended March 31, 2018 of $162.4 million was primarily a result of loan drawdowns of $191.9 million.
This was partially offset by debt repayments of $26.2 million and capital lease repayments of $3.2 million.
Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $80.4 million (December 2017: $74.0 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and expected credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of March 31, 2018, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,422 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $14.2 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner, British Pounds or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation

Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at March 31, 2018 was a receivable of $9.5 million ( December 2017: receivable of $4.5 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest swaps of $5.1 million in the three months ended March 31, 2018 (three months ended March 31, 2017: loss of $0.2 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Commission on March 19, 2018 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2018 and March 31, 2017
(in thousands of $, except per share data)

	2018	2017
Operating revenues
Voyage charter revenues	152,834	134,084
Time charter revenues	11,536	37,505
Finance lease interest income	363	478
Other income	4,888	5,060
Total operating revenues	169,621	177,127
Other operating gains (losses)	(6,116)	20,565
Voyages expenses and commissions	89,039	55,184
Contingent rental expense	(6,695)	(3,769)
Ship operating expenses	34,733	30,624
Charter hire expense	2,317	9,773
Impairment loss on vessels and vessels under capital lease	—	21,247
Administrative expenses	9,548	8,568
Depreciation	31,791	35,280
Total operating expenses	160,733	156,907
Net operating income	2,772	40,785
Other income (expenses)
Interest income	140	126
Interest expenses	(21,602)	(15,024)
Foreign currency exchange gain (loss)	(608)	77
Gain on sale of securities	1,026	771
Unrealized loss on marketable securities	(311)	—
Gain (loss) on derivatives	5,085	(178)
Other non-operating items	(44)	554
Net other expenses	(16,314)	(13,674)
Net income (loss) before income taxes and non-controlling interest	(13,542)	27,111
Income tax expense	(14)	(30)
Net income (loss)	(13,556)	27,081
Net (income) loss attributable to non-controlling interest	(85)	(61)
Net income (loss) attributable to the Company	(13,641)	27,020

Basic and diluted earnings (loss) per share attributable to the Company ($)	(0.08)	0.16

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2018 and March 31, 2017
(in thousands of $)

	2018	2017
Comprehensive income
Net income (loss)	(13,556)	27,081
Unrealized gain (loss) from marketable securities	—	6,010
Foreign currency gain (loss)	162	59
Other comprehensive income (loss)	162	6,069
Comprehensive income (loss)	(13,394)	33,150

Comprehensive income attributable to non-controlling interest	85	61
Comprehensive income (loss) attributable to the Company	(13,479)	33,089
Comprehensive income (loss)	(13,394)	33,150

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2018 and December 31, 2017
(in thousands of $)

	2018	2017
ASSETS
Current assets
Cash and cash equivalents	111,769	104,145
Restricted cash	1,655	741
Marketable securities	2,423	19,231
Marketable securities pledged to creditors	10,020	10,272
Trade accounts receivable, net	55,542	49,585
Related party receivables	10,205	5,068
Other receivables	10,887	17,294
Inventories	62,876	61,715
Voyages in progress	32,857	38,254
Prepaid expenses and accrued income	6,820	6,170
Investment in finance lease	9,233	9,126
Other current assets	6,245	13
Total current assets	320,532	321,614
Long term assets
Newbuildings	33,504	79,602
Vessels and equipment, net	2,550,763	2,342,130
Vessels and equipment under capital lease, net	226,042	251,698
Investment in finance lease	19,204	21,782
Goodwill	112,452	112,452
Long term derivative instruments receivable	9,486	4,451
Total assets	3,271,983	3,133,729

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	121,324	113,078
Current portion of obligations under capital leases	37,329	43,316
Related party payables	25,750	8,921
Trade accounts payable	34,126	11,809
Accrued expenses	31,096	38,809
Other current liabilities	6,213	6,067
Total current liabilities	255,838	222,000
Long-term debt	1,625,630	1,467,074
Obligations under capital leases	231,201	255,700
Other long-term liabilities	1,372	1,325
Total liabilities	2,114,041	1,946,099
Commitments and contingencies
Equity
Share capital (169,809,324 shares, par value $1.00)	169,809	169,809
Additional paid in capital	197,737	197,399
Contributed surplus	1,090,376	1,090,376

Accumulated other comprehensive income (loss)	(507)	2,227
Retained deficit	(299,879)	(272,503)
Total equity attributable to the Company	1,157,536	1,187,308
Non-controlling interest	406	321
Total equity	1,157,942	1,187,629
Total liabilities and equity	3,271,983	3,133,728

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2018 and March 31, 2017
(in thousands of $)

	2018	2017

Net cash provided by operating activities	12,045	79,784

Additions to newbuildings, vessels and equipment	(186,171)	(246,755)
Proceeds from sale of shares	17,757	7,104
Finance lease payments received	2,471	2,356
Purchase of shares	—	(46,100)
Net cash (used in) provided by investing activities	(165,943)	(283,395)

Proceeds from issuance of debt	191,881	189,475
Repayment of long-term debt	(26,245)	(16,840)
Repayment of capital leases	(3,200)	(16,460)
Debt fees paid	—	(1,620)
Dividends paid	—	(25,883)
Net cash provided by financing activities	162,436	128,672

Net change in cash and cash equivalents and restricted cash	8,538	(74,939)
Cash and cash equivalents and restricted cash at start of period	104,886	203,079
Cash and cash equivalents and restricted cash at end of period	113,424	128,140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2018 and March 31, 2017
(in thousands of $, except number of shares)

	2018	2017
Number of shares outstanding
Balance at beginning of the period	169,809,324	169,809,324
Balance at end of the period	169,809,324	169,809,324

Share capital
Balance at beginning of the period	169,809	169,809
Balance at end of the period	169,809	169,809

Additional paid in capital
Balance at beginning of the period	197,399	195,304
Stock compensation expense	338	709
Balance at end of the period	197,737	196,013

Contributed surplus
Balance at beginning of the period	1,090,376	1,099,680
Balance at end of the period	1,090,376	1,099,680

Accumulated other comprehensive loss
Balance at beginning of the period	2,227	739
Adjustment on adoption of changes in ASC 825	(2,896)	—
Other comprehensive income (loss)	162	6,069
Balance at end of the period	(507)	6,808

Retained earnings (deficit)
Balance at beginning of the period	(272,503)	34,069
Net income (loss)	(13,641)	27,020
Cash dividends	—	(25,497)
Adjustment on adoption of ASC 606	(16,631)	—
Adjustment on adoption of changes in ASC 825	2,896	—
Balance at end of the period	(299,879)	35,592

Total equity attributable to the Company	1,157,536	1,507,902

Non-controlling interest
Balance at beginning of the period	321	168
Net income	85	61
Dividend paid to non-controlling interest	—	(387)
Balance at end of the period	406	(158)

Total equity	1,157,942	1,507,744
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements, except as noted below in Note 2., and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 19, 2018. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2018 are not necessarily indicative of the results for the year ending December 31, 2018. The year-end consolidated balance sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 19, 2018, with the exception of certain changes noted below.

Adoption of ASC 606 Revenue from Contracts with Customers
Effective from January 1, 2018, we adopted the new accounting standard ASC 606 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

For vessels operating on spot charterers, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. The Company considers the transport of cargo to be a single performance obligation in a spot charter contract, this performance obligation is satisfied as the service is performed. Voyage charter parties typically include certain options with respect to both the load and discharge port, which can therefore affect both the timing of the contract and the total revenues to be recognized under that contract. Furthermore voyage charter parties generally include a "demurrage" clause. Under this clause, the charterer reimburses the Company for any potential delays caused by a failure to load or discharge the vessel within the time agreed under the contract. Estimates and judgments are therefore required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates.

Certain voyage expenses, primarily bunker fuel expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under ASC 340 Deferred Costs and Other Assets. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

Time charters continue to be accounted as operating leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

Other income primarily comprises income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other income is recognized on an accruals basis as the services are provided and performance obligations are met and as such there has been no change in the pattern of revenue recognition under ASC 606.

Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our condensed consolidated statement of financial position at January 1, 2018 from the adoption of ASC 606 Revenue from Contracts with Customers was as follows:

Condensed Consolidated Statement of Financial Position

(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	38,254	(20,303)	17,951
Other current assets	13	3,071	3,084
Liabilities
Accrued expenses	38,809	(601)	38,208
Equity
Accumulated deficit	(272,503)	(16,631)	(289,134)

The impact of the adoption of ASC 606 Revenues from Contracts with Customers on our condensed consolidated statement of financial position, condensed consolidated income statement and condensed consolidated statement of cash flow for the three-month period ending March 31, 2018 were as follows:

Condensed Consolidated Statement of Financial Position

	Balance at March 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Assets
Voyages in progress	32,857	(18,429)	51,286
Other current assets	6,245	6,211	34
Liabilities
Accrued expenses	31,096	(1,179)	32,275
Equity
Accumulated deficit	(299,879)	(11,039)	(288,840)

Condensed Consolidated Income Statement

	For the period ended March 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Voyage charter revenues	152,834	1,874	150,960
Voyage expenses and commissions	(89,039)	3,718	(92,757)
Net (loss) income	(13,556)	5,592	(19,148)

Basic and diluted loss per share attributable to the Company	(0.08)	0.03	(0.11)

Condensed Consolidated Statement of Cash Flows

	For the period ended March 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Net (loss)	(13,556)	5,592	(19,148)
Change in operating assets and liabilities	(1,545)	(5,592)	4,047
Net cash provided by operating activities	12,045	—	12,045

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $10.9 million of contract assets were capitalized in the first quarter as "Other current assets", of which $4.7 million was amortized up to March 31, 2018, leaving a remaining balance of $6.2 million. $3.1 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2017. No impairment losses were recognized in the period.

In accordance with ASC 606, the Company has applied the practical expedient not to disclose the remaining performance obligations of a contract given that the original expected contract duration is less than one year.

In accordance with ASC 606, the Company has applied the available exemptions not to disclose the nature of performance obligations and the remaining duration of performance obligations.

Adoption of targeted improvements to ASC 825
On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized a mark to market loss of $0.3 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the first quarter of 2018.

Adoption of targeted improvements to ASC 230
In the first quarter of 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2018	2017
Net (loss) income attributable to the Company	(13,641)	27,020

	2018	2017
Weighted average number of shares (000s)	169,809	169,809

Share options issued by the Company did not have an impact on the calculation of earnings per share.

5. OTHER OPERATING (LOSSES) GAINS

(in thousands of $)	2018	2017
(Loss) gain on lease termination	(5,819)	20,565
(Loss) gain on pool arrangements	(297)	—
Other operating (losses) gains	(6,116)	20,565

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The termination has reduced obligations under capital leases by $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

6. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.
Restricted cash does not include cash balances of $80.4 million (2017: $74.0 million), which are required to be maintained by the financial covenants in our loan facilities. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining eight VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at March 31, 2018, the cash held by Frontline Shipping Limited of $2.1 million (December 31, 2017: $8.9 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.
7. MARKETABLE SECURITIES

(in thousands of $)	2018	2017
Balance at start of period	19,231	8,428
Additions	—	46,100
Disposals	(16,749)	(26,351)
Unrealized gain (loss) on marketable securities	(311)	—
Unrealized gain recorded in other comprehensive income	—	1,326
Repurchase of securities pledged to creditors	10,272	—
Marketable securities pledged to creditors	(10,020)	(10,272)
	2,423	19,231

Avance Gas
In the period ended March 31, 2018, the Company recognized a mark to market gain of $0.03 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd.

As of March 31, 2018 and December 31, 2017 the 442,384 shares in Avance Gas were held as collateral against secured borrowings.
Golden Ocean

In December 2017, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $10.1 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2018 for $10.3 million. The transaction has been accounted for as a secured borrowing, with the shares reclassified to marketable securities pledged to creditors and a liability recorded within debt for $10.1 million.

In March 2018, the Company repurchased these shares and subsequently sold them for proceeds of $10.4 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in June 2018 for $10.4 million. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $10.3 million.

As of March 31, 2018 the Company reports a total of 1,270,657 shares in Golden Ocean, of which 1,260,358 as marketable securities pledged to creditors.

In the period ended March 31, 2018, the Company recognized a mark to market loss of $0.3m in relation to the 1.3 million shares held in the income statement.

DHT

In the period ended March 31, 2018, the Company sold its remaining 4.7 million shares of DHT Holdings Inc., recognizing a gain on disposal of $1.0 million in the income statement.

8. NEWBUILDINGS

Movements in the three months ended March 31, 2018 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2017	79,602
Additions, net	185,546
Interest capitalized	217
Transfer to Vessels and Equipment, net	(231,861)
Balance at March 31, 2018	33,504

In the first quarter of 2018, the Company took delivery of the two VLCC newbuildings, Front Empire and Front Princess, and the LR2/Aframax tanker newbuilding, Front Polaris.

9. VESSELS AND EQUIPMENT, NET

Movements in the three months ended March 31, 2017 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2017	2,577,293	(235,163)	2,342,130
Additions	407	—
Depreciation	—	(23,635)
Transfers from Newbuildings	231,861	—
Balance at March 31, 2018	2,809,561	(258,798)	2,550,763

In the first quarter of 2018, the Company took delivery of the two VLCC newbuildings, Front Empire and Front Princess, and the LR2/Aframax tanker newbuilding, Front Polaris.

10. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2017	358,995	(107,297)	251,698
Lease termination	(22,443)	4,943
Depreciation	—	(8,156)
Balance at March 31, 2018	336,552	(110,510)	226,042

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non-recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance. The termination has reduced obligations under capital leases by approx. $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

11. DEBT

The Company drew down $32.0 million in the three months ended March 31, 2018 from its $321.6 million term loan facility with China Exim Bank in connection with one LR2/Aframax tanker delivered in the period.

The Company drew down $54.9 million in the three months ended March 31, 2018 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $54.9 million in the three months ended March 31, 2018 from its second $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $50.0 million in the three months ended March 31, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019. $135.0 million remains available and undrawn as at March 31, 2018.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.6 million at March 31, 2018 as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2018	2017
Vessels, net	2,549,442	2,341,069

12. SHARE CAPITAL

The Company had an issued share capital at March 31, 2018 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2017: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.

The authorized share capital of the Company as at March 31, 2018 is $500,000,000 divided into 500,000,000 share of $1.00 par value each, of which 169,809,324 shares of $1.00 par value each are in issue and fully paid or credited as fully paid.

13. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract has a forward start date of February 2019. The aggregate fair value of these swaps at March 31, 2018 was a receivable of $9.5 million (December 2017: receivable of $4.5 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain on these interest rate swaps in the three months ended March 31, 2018 of $5.1 million (three months ended March 31, 2017: loss of $0.2 million). The interest rate swaps are not designated as hedges.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2018 and December 31, 2017 are as follows:

	2018		2017
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	111,769	111,769	104,145	104,145
Restricted cash	1,655	1,655	741	741
Liabilities:
Floating rate debt	1,608,283	1,608,283	1,492,099	1,492,099
Fixed rate debt	150,321	148,464	100,312	99,865

The estimated fair value of financial assets and liabilities at March 31, 2018 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	111,769	111,769	—	—
Restricted cash	1,655	1,655	—	—
Liabilities:
Floating rate debt	1,608,283	—	1,608.283	—
Fixed rate debt	148,464	—	10,321	138,143

The estimated fair value of financial assets and liabilities at December 31, 2017 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	104,145	104,145	—	—
Restricted cash	741	741	—	—
Liabilities:
Floating rate debt	1,492,099	—	1,492,099	—
Fixed rate debt	99,865	—	10,312	89,553
The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Fixed rate debt - short term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis

At December 31, 2017 the eight vessels held under capital lease, all of which are leased from Ship Finance, were measured at a combined fair value of $226.0 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessels at December 31, 2017. These vessels have continued to be depreciated in line with the Company's accounting policy in the three months ended March 31, 2018.
Nonrecurring fair value measurements include a goodwill impairment assessment completed during the year. The impairment test used Level 1, Level 2 and Level 3 inputs.
Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB (publ), or SEB, HSBC, Royal Bank of Scotland, DnB Bank ASA, or DNB and Nordea Bank Norge ASA, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

14. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, SolstadFarstad ASA, Seatankers Management Co. Ltd, Archer Limited, North Atlantic Drilling Ltd, Flex LNG Ltd, Sterna Finance Limited and GHL Finance Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers, and Aframar AS became related parties as Robert Hvide Macleod the owner and director of these companies was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Ship Finance Transactions
As of March 31, 2018, the Company leased eight of its vessels from Ship Finance and pays Ship Finance profit share based on the earnings of these vessels. The remaining periods on these leases at March 31, 2017 range from approximately five to nine years.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations.

Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger.

Profit share arising in the three months ended March 31, 2018 was zero, which was $6.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. See Note 10. for further details.

A summary of leasing transactions with Ship Finance in the three months ended March 31, 2018 and March 31, 2017 (all of which were in the period subsequent to the Merger), are as follows;

(in thousands of $)	2018	2017
Charter hire paid (principal and interest)	15,260	22,100
Lease interest expense	5,184	7,495
Contingent rental income	(6,695)	(3,769)
Remaining lease obligation	268,529	384,429

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized an expense of $0.1 million in the three months ended March 31, 2018 in relation to the pooling arrangement (three months ended March 31, 2017: income of $0.5 million).

Seatankers Transactions
The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was not charged in the three months ended March 31, 2018 (March 31, 2017: $0.2 million) for the provision of advisory and other support services.

Transactions with other affiliates of Hemen
The Company drew down a further $50.0 million in the three months ended March 31, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019.
A summary of net amounts earned (incurred) from related parties for the three months ended March 31, 2018 and March 31, 2017 are as follows:

(in thousands of $)	2018	2017
Seatankers Management Co. Ltd	512	1,214
Ship Finance International Limited	771	93
Golden Ocean Group Limited	1,849	1,568
Seatankers Management Norge AS	201	—
Seadrill Limited	117	164
Archer Limited	2	55
Deep Sea Supply Plc	10	21
North Atlantic Drilling Ltd	9	12
Flex LNG Ltd	694	1,343

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties as at March 31, 2018 and December 31, 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	5,817	1,239
Seatankers Management Co. Ltd	862	52
Archer Limited	82	88
VLCC Chartering Limited	83	81
Golden Ocean Group Limited	1,065	1,953
Seadrill Limited	1,037	489
Deep Sea Supply Plc	59	68
North Atlantic Drilling Limited	203	103
Flex LNG Ltd	949	979
Other related parties	48	16
	10,205	5,068

A summary of balances due to related parties as at March 31, 2018 and December 31, 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	19,143	6,349
Seatankers Management Co. Ltd	2,047	1,345
Golden Ocean Group Limited	3,357	1,227
Flex LNG Ltd	1,203	—
	25,750	8,921

15. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of March 31, 2018, the Company’s newbuilding program was comprised of two VLCCs. As of March 31, 2018, total instalments of $32.9 million had been paid and the remaining commitments amounted to $130.6 million, of which $75.0 million is due in 2018 and $55.6 million is due in 2019, respectively.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

16. SUBSEQUENT EVENTS

No subsequent events occurred after the balance sheet date.